Executive Summary Quarterly Report
Exhibit 1

Japanese Quarterly Report for the fiscal third quarter ended December 31, 2009, submitted to the Director-General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on February 5, 2010, which included the following information:

I.  Corporate Information

1.	Corporate Overview
•	Significant financial indices
•	Business overview
•	Changes in associated companies (none)
•	Employee information

2.	Business Information
•	Production, orders and sales
•	Risk factors
•	Material agreements
•	Operating and financial review and prospects

3.	Capital Assets
•	Changes in significant capital assets (none)
•	Changes in plans for new construction projects and disposition of facilities (none)

4.	Company Data
•	Share information
-      Total number of shares
-      Stock acquisition rights
-      Rights plan (none)
-      Number of shares outstanding, changes in capital stock
-      Major shareholders
-      Voting rights
•	Changes in share price
•	Changes in directors and corporate auditors (none)

5.	Financial information
•	Consolidated financial statements (Unaudited)
•	Others

II.  Information on Guarantors (none)

Quarterly review report

Exhibit

Certifications of the Registrant’s Representative Director, President and Chief Executive Officer